JOINT FIDELITY BOND AGREEMENT

This Agreement is made as of June 23, 2009 by and among Growth Capital Portfolio, LLC, a Delaware limited liability company, Growth Capital TEI Portfolio, LLC, a Delaware limited liability company and Growth Capital Master Portfolio, LLC, a Delaware limited liability company (“Portfolios”).

WHEREAS, each Portfolio is a closed-end, management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS, each Portfolio must purchase a bond as required by the 1940 Act and Rule 17g-1 thereunder, under which each Portfolio is a named insured; and Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Description of Bond. ICI Mutual Insurance Company, a reputable fidelity insurance company, has issued a joint fidelity bond in the amount of $900,000 (which may be increased from time to time) and which designates each of the Portfolios as named insureds (“Bond”).

2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Portfolios, each Portfolio shall receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount that each portfolio would have received had it provide and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Addition of Certain Other Registered Management Investment Companies. The Portfolios consent to having any other registered management investment company for which GenSpring Family Offices, LLC serves as manager or investment adviser become a party to this Agreement.

4. Term. The term of this Agreement shall commence on the date hereof and shall end upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

Growth Capital Portfolio, LLC By: /s/Ginny R. Neal	Growth Capital TEI Portfolio LLC By: /s/Ginny R. Neal
Growth Capital Master Portfolio, LLC By: /s/Ginny R. Neal